

CATALYST RESOURCE GROUP, INC.

February 3, 2012

Ms. Raquel Howard
Staff Accountant
Division of Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re: Catalyst Resource Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed November 17, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 22, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-03477

Dear Ms. Howard:

As per our telephone discussions regarding the comments dated January 9, 2012, could you please grant us until February 29, 2012 to amend and refile the afore-mentioned reports as requested.

Thank you very much for your assistance in this matter.

Sincerely,

Henry D. Fahman
Interim Chief Financial Officer

17011 Beach Blvd., Suite 1230, Huntington Beach, CA 92647, U.S.A. * Tel: 714-843-5450 * Fax: 714-843-5452
Website: www.cataresource.com